Exhibit 97

AGNICO EAGLE MINES LIMITED

EXECUTIVE INCENTIVE COMPENSATION RECOUPMENT POLICY

I.	INTRODUCTION
1.	Purpose

The board of directors (the “Board”) of Agnico Eagle Mines Limited (together with its affiliates, the “Corporation”) believes that it is in the best interests of the Corporation to adopt this executive compensation clawback policy (the “Policy”) to enhance the Corporation’s alignment with good compensation governance practices and to assist the Corporation in managing its reputation and compensation related risk. Among other things, this Policy is intended to comply with (i) Section 304 of the United States Sarbanes-Oxley Act of 2002 (see Part II below) and (ii) Section 10D of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), Rule 10D-1 promulgated under the Exchange Act (“Rule 10D-1”) and Section 303A.14 of the New York Stock Exchange Listed Corporation Manual (the “NYSE Listing Standards”) (see Part III below).

2.	Authority

Except as specifically set forth herein, the Policy shall be administered by the Compensation Committee of the Board of Directors (the “Administrator”). The Administrator is authorized to interpret and construe the Policy and to make all determinations necessary, appropriate or advisable for the administration of the Policy. Any determinations made by the Administrator shall be final and binding on all affected individuals.

In the administration of the Policy, the Administrator is authorized and directed to consult with the full Board or such other committees of the Board as may be necessary or appropriate as to matters within the scope of such other committee’s responsibility and authority. Subject to any limitation at applicable law, the Administrator may authorize and empower any officer or employee of the Corporation to take any and all actions necessary or appropriate to carry out the purpose and intent of the Policy (other than with respect to any recovery under the Policy involving such officer or employee).

3.	Amendment; Termination

The Board may amend, modify, supplement, rescind or replace all or any portion of the Policy at any time and from time to time in its discretion, and shall amend the Policy as it deems necessary to comply with applicable law or any rules or standards adopted by a securities exchange on which the Corporation’s securities are listed.

Executive Incentive Compensation Recoupment Policy – Last reviewed July 26, 20231

4.	Severability

If any provision of the Policy or its application shall be adjudicated to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of the Policy, and the invalid, illegal or unenforceable provisions shall be deemed amended to the minimum extent necessary to render any such provision or application enforceable.

5.	Other Recoupment Rights

The Board intends that the Policy shall be applied to the fullest extent permitted by law. Any right of recoupment under the Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Corporation under applicable law, rules or regulations with respect to the claw back or recoupment of erroneously awarded compensation or pursuant to the terms of any employment agreement, equity award agreement, or similar agreement. To the extent that the Corporation, the Board, or any committee of the Board is required to comply with any such laws, rules or regulations, the Policy shall be read to incorporate such requirements to the extent applicable.

6.	Other Claims

Nothing contained in the Policy, and no recoupment or recovery as contemplated by the Policy, shall limit any claims, damages or other legal remedies the Corporation or any of its affiliates may have against any person arising out of or resulting from any actions or omissions by such person.

7.	Absence of Conflicts

Subject to Section 5(b) of Part III of the Policy, the application of the Policy by the Administrator may result in recoupment of compensation pursuant to Part II or Part III of the Policy or both Part II and Part III of the Policy, as determined to be necessary, appropriate and advisable.

8.	Successors

The Policy shall be binding and enforceable against all persons subject thereto and their beneficiaries, heirs, executors, administrators or other legal representatives.

9.	Disclosure Requirements

The Corporation shall file all disclosures with respect to the Policy required by applicable laws and regulations, including applicable rules of the United States Securities and Exchange Commission (“SEC”).

Executive Incentive Compensation Recoupment Policy – Last reviewed July 26, 20232

II.	SARBANES-OXLEY CLAWBACK

Part II of the Policy is designed to comply with, and shall be interpreted in a manner consistent with, the provisions of Section 304 of the United States Sarbanes-Oxley Act of 2002.

1.	Definitions

As used in this Part II of the Policy, the following capitalized terms have the meanings set out below:

“Executives” means each officer or employee of the Corporation at the level of “Executive Vice President” or above, including, without limitation, the Executive Chair, the Chief Executive and Chief Financial Officer, and “Executive” means any one of the Executives.

“Incentive Compensation” means compensation relating to the achievement of financial or performance goals or similar conditions, any award or payment under the Corporation’s annual incentive plan or long term incentive plan and any bonus payment, stock options, performance share unit, restricted share unit or other award of equity based compensation whether vesting is based on the achievement of performance conditions, the passage of time or both.

“Overcompensation Amount” has the meaning set out below in Section 3 of Part II of this Policy.

“Part II Effective Date” means January 1, 2015.

“Restatement” means an accounting restatement or the correction of a material error due to the Corporation’s material non-compliance with any applicable financial reporting requirement, other than as a result of a change or amendment in accounting principles or securities laws.

“Restatement Date” means the date upon which the Corporation is required to prepare a Restatement.

“Wrongful Conduct” shall mean fraud, gross negligence or intentional misconduct.

2.	Application

Part II of the Policy applies to all persons who are or become Executives on or after the Part II Effective Date and applies to all Incentive Compensation awarded, granted or paid to an Executive on or after the Part II Effective Date. The right of recoupment survives the cessation of an Executive’s employment in such capacity.

3.	Determination of Overcompensation Amounts

If (i) the Corporation is required to prepare a Restatement; or (ii) the Board determines that an Executive has engaged in Wrongful Conduct, the Board will review all Incentive Compensation paid or granted to Executives on the basis of having met or exceeded specific performance targets for performance periods during the time period covered by the Restatement or in which the Wrongful Conduct occurred, as applicable.  Any determination made by the Board under Part II of the Policy shall be final, binding and conclusive on all parties.

Executive Incentive Compensation Recoupment Policy – Last reviewed July 26, 20233

To the extent permitted by applicable law and taking into account all factors considered relevant by the Board in its sole discretion, the Board may seek to recoup Incentive Compensation paid or granted to any current or former Executive in the three (3) year period preceding the date of the Restatement or the Wrongful Conduct, if and to the extent that (i) the amount or the granting of Incentive Compensation was calculated based upon the achievement of certain financial results or performance targets that were subsequently reduced or otherwise determined not to have been properly achieved due to a Restatement or the Wrongful Conduct, and (ii) the amount or the granting of Incentive Compensation that would have been paid or granted to the Executive had the financial results been properly reported or the performance targets been properly determined would have been lower than the amount actually paid or granted (the difference between the amounts determined in (i) and (ii) being the “Overcompensation Amount”).

4.	Recoupment of Overcompensation Amounts

To the extent that an Executive received an Overcompensation Amount, the Board shall be entitled:

(a)to the extent the Overcompensation Amount has been paid, transferred or otherwise made available to the Executive, require, by written demand, the Executive to reimburse the Corporation for all or part of the Overcompensation Amount;

(b)to the extent the Overcompensation Amount has not been paid, transferred or otherwise made available to the Executive by the Corporation, the right of the Executive to the Overcompensation Amount shall be immediately forfeited by the Executive and/or cancelled by the Corporation, to the extent required such that, if recalculated following such forfeiture or cancellation, the Overcompensation Amount is equal to zero; and

(c)to the extent the Overcompensation Amount is not immediately recovered upon demand from the Executive, or forfeited and/or cancelled, require any compensation owing by the Corporation to the Executive including any salary or any unvested or unexercised Incentive Compensation, be immediately withheld and/or irrevocably cancelled by the Corporation to compensate for the Overcompensation Amount or any unrecovered portion thereof, and to bring any other actions against the Executive which they may deem necessary or advisable to recover the Overcompensation Amount.

The Corporation may recover the Overcompensation Amount from the Executive (i) in the case of a Restatement, for three years from the Restatement Date, and (ii) in the case of Wrongful Conduct, if the Wrongful Conduct has been discovered by the Corporation within 36 months from the date on which the Wrongful Conduct occurred. Recoupment of Overcompensation Amounts under Part II of the Policy shall be initiated by the Corporation at the request of the Board, and all amounts recoverable or payable hereunder shall be paid to the Corporation or as otherwise directed by the Board.

5.	Effective Date of Part II of the Policy

This Part II of the Policy is intended to replace the Agnico Eagle Mines Limited Executive Incentive Compensation Recoupment Policy, as of March 2021, and shall apply to all Incentive Compensation awarded, granted or paid to an Executive on or after January 1, 2015.

Executive Incentive Compensation Recoupment Policy – Last reviewed July 26, 20234

III.	DODD-FRANK CLAWBACK

Part III of the Policy is intended to comply with, and shall be interpreted to be consistent with, Section 10D of the Exchange Act, Rule 10D-1 and Section 303A.14 of the NYSE Listing Standards.

1.	Definitions

As used in this Part III of the Policy, the following capitalized terms have the meanings set out below:

“Accounting Restatement” means an accounting restatement due to the material noncompliance of the Corporation with any financial reporting requirement under securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements (a “Big R” restatement), or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (a “little r” restatement).

“Applicable Period” means the three completed fiscal years immediately preceding the date on which the Corporation is required to prepare an Accounting Restatement, as well as any transition period (that results from a change in the Corporation’s fiscal year) within or immediately following those three completed fiscal years (except that a transition period that comprises a period of at least nine months shall count as a completed fiscal year).

The “date on which the Corporation is required to prepare an Accounting Restatement” is the earlier to occur of (a) the date the Board, a committee of the Board, or the officer or officers of the Corporation authorized to take such action (if Board action is not required) concludes, or reasonably should have concluded, that the Corporation is required to prepare an Accounting Restatement or (b) the date a court, regulator or other legally authorized body directs the Corporation to prepare an Accounting Restatement, in each case regardless of if or when the restated financial statements are filed.

“Erroneously Awarded Compensation” has the meaning set forth in Section 4 of this Part III of the Policy.

“Executives” means the Corporation’s current and former executive chair, president, chief executive officer, principal financial officer, principal accounting officer (or, if there is no such accounting officer, the controller), any vice-president of the Corporation in charge of a principal business unit, division or function (such as sales, administration or finance), any other executive who performs a policy-making function, or any other person who performs similar policy-making functions for the Corporation, as determined by the Administrator in accordance with the definition of executive officer set forth in Rule 10D-1 and the NYSE Listing Standards.

“Financial Reporting Measure” means measures that are determined and presented in accordance with the accounting principles used by the Corporation in preparing its financial statements, and all other measures that are derived wholly or in part from such measures. Share price and total shareholder return (and any measures that are derived wholly or in part from share price or total shareholder return) shall, for purposes of this Part III of the Policy, be considered Financial Reporting Measures. For the avoidance of doubt, a Financial Reporting Measure need not be presented within the Corporation’s financial statements or included in a filing with any securities regulatory authority, including the SEC.

Executive Incentive Compensation Recoupment Policy – Last reviewed July 26, 20235

“Incentive-Based Compensation” means any compensation that is granted, earned or vested based wholly or in part upon the attainment of a Financial Reporting Measure.

Incentive-Based Compensation is “received” for purposes of this Part III of the Policy in the Corporation’s fiscal period during which the Financial Reporting Measure specified in the Incentive-Based Compensation award is attained, even if the payment or grant of such Incentive-Based Compensation occurs after the end of that period.

2.	Covered Executives; Incentive-Based Compensation

Part III of the Policy applies to Incentive-Based Compensation received by an Executive (i) after beginning services as an Executive; (ii) if the Executive served as an Executive at any time during the performance period for such Incentive-Based Compensation; and (iii) while the Corporation has (or had) a class of securities listed on the New York Stock Exchange (“NYSE”) or any other U.S. national securities exchange.

3.	Recoupment of Erroneously Awarded Compensation in the Event of an Accounting Restatement

If the Corporation is required to prepare an Accounting Restatement, the Corporation shall promptly recoup the amount of any Erroneously Awarded Compensation received by any Executive during the Applicable Period as calculated pursuant to Section 4 of this Part III of the Policy.

4.	Erroneously Awarded Compensation: Amount Subject to Recovery

The amount of Erroneously Awarded Compensation subject to recovery under this Part III of the Policy, as determined by the Administrator, is the amount of Incentive-Based Compensation received by the Executive that exceeds the amount of Incentive Based-Compensation that would have been received by the Executive had it been determined based on the restated amounts.

Erroneously Awarded Compensation shall be computed by the Administrator without regard to any taxes paid by the Executive in respect of the Erroneously Awarded Compensation.

For Incentive-Based Compensation based on share price or total shareholder return, where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in the applicable Accounting Restatement:

(a)

the Administrator shall determine the amount of Erroneously Awarded Compensation based on a reasonable estimate of the effect of the Accounting Restatement on the share price or total shareholder return upon which the Incentive-Based Compensation was received; and

(b)	the Corporation shall maintain documentation of the determination of that reasonable estimate and provide such documentation to the NYSE.
5.	Method of Recoupment
(a)

The Administrator shall have discretion to determine the appropriate means of recouping Erroneously Awarded Compensation based on the particular facts and circumstances. Notwithstanding the foregoing, except as set forth in Section 6 of this Part III of the Policy, in

Executive Incentive Compensation Recoupment Policy – Last reviewed July 26, 20236 no event may the Corporation accept an amount that is less than the amount of Erroneously Awarded Compensation in satisfaction of an Executive’s obligations hereunder.

(b)

To the extent that the Executive reimburses the Corporation for any Incentive-Based Compensation received that constitutes Erroneously Awarded Compensation under any duplicative recovery obligation established by the Corporation in the Policy or otherwise, or pursuant to applicable law, any such reimbursed amount may be credited to the amount of Erroneously Awarded Compensation that is subject to recovery under this Part III of the Policy.

(c)

To the extent that an Executive fails to repay all Erroneously Awarded Compensation to the Corporation when due, the Corporation shall take all actions reasonable and appropriate to recover such Erroneously Awarded Compensation from the applicable Executive. The applicable Executive shall be required to reimburse the Corporation for any and all expenses reasonably incurred (including legal fees) by the Corporation in recovering such Erroneously Awarded Compensation in accordance with the immediately preceding sentence.

6.	Exceptions to Recovery

The Corporation will recover Erroneously Awarded Compensation in compliance with this Part III of the Policy unless any of the following conditions are met and the Administrator determines that recovery would be impracticable:

(a)

The direct expense paid to a third party to assist in enforcing this Part III of the Policy would exceed the amount to be recovered. Before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on the expense of enforcement, the Corporation must make a reasonable attempt to recover such Erroneously Awarded Compensation, document such reasonable attempt(s) to recover, and provide that documentation to the NYSE.

(b)

Recovery would violate applicable Canadian federal or provincial law (provided that law was adopted prior to November 28, 2022). Before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on violation of Canadian federal or provincial law, the Corporation shall obtain an opinion of Canadian counsel, acceptable to the NYSE, that recovery would result in such a violation, and must provide such opinion to the NYSE.

(c)

Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Corporation, to fail to meet the requirements of Section 401(a)(13) or 411(a) of the United States Internal Revenue Code and the regulations thereunder.

7.	No indemnification of Executives

The Corporation shall not insure or indemnify any Executive against (i) the loss of any Erroneously Awarded Compensation that is repaid, returned or recovered pursuant to the terms of this Part III of the Policy, or (ii) any claims relating to the Corporation’s enforcement of its rights under this Part III of the Policy. The Corporation shall not enter into any agreement that exempts any Incentive-Based Compensation that is granted, paid or awarded to an Executive from the application of this Part III of the Policy or that waives the Corporation’s right to recovery of any

Executive Incentive Compensation Recoupment Policy – Last reviewed July 26, 20237

Erroneously Awarded Compensation, and this Part III of the Policy shall supersede any such agreement (whether entered into before, on or after the Effective Date of this Part III of the Policy).

8.	Effective Date; Retroactive Application

Part III of the Policy shall be effective as of October 2, 2023 (the “Part III Effective Date”). The terms of Part III of the Policy shall apply to any Incentive-Based Compensation that is received by Executives on or after the Part III Effective Date, even if such Incentive-Based Compensation was approved, awarded, granted or paid to Executives prior to the Part III Effective Date. Without limiting the generality of Section 5 of this Part III of the Policy, and subject to applicable law, the Administrator may affect recovery under this Part III of the Policy from any amount of compensation approved, awarded, granted, payable or paid to the Executive prior to, on or after the Part III Effective Date.

Executive Incentive Compensation Recoupment Policy – Last reviewed July 26, 20238

[TO BE SIGNED BY AGNICO EXECUTIVES:]

Acknowledgment of the Agnico Eagle Mining Limited Executive Incentive Compensation Recoupment Policy

I, the undersigned, agree and acknowledge that I have read, and that I am fully bound by, and subject to, all of the terms and conditions of the Agnico Eagle Mining Limited Executive Incentive Compensation Recoupment Policy (as such policy may be amended, restated, supplemented or otherwise modified from time to time, the “Policy”). Any capitalized terms used in this Acknowledgment without definition shall have the meaning set forth in the Policy.

If there is any inconsistency between the Policy and the terms of any employment agreement to which I am a party, or the terms of any compensation plan, program or agreement under which any compensation has been granted, awarded, earned or paid, the terms of the Policy shall govern. If it is determined by the Administrator that any amounts granted, awarded, earned or paid to me must be forfeited or reimbursed to the Corporation, I will promptly take any action necessary to effectuate such forfeiture and/or reimbursement.

By:
[Name]
[Title]
Date:

Executive Incentive Compensation Recoupment Policy – Last reviewed July 26, 20239